May 14, 2025

Babak A. Taheri
Chief Executive Officer
Silvaco Group, Inc.
4701 Patrick Henry Drive, Building #23
Santa Clara, CA 95054

       Re: Silvaco Group, Inc.
           Registration Statement on Form S-3
           Filed May 12, 2025
           File No. 333-287174
Dear Babak A. Taheri:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Edwin Kim at 202-551-3297 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Drew Valentine, Esq.